NestEase, LLC

(a Virginia Limited Liability Company)

Reviewed Financial Statements
As of December 31, 2023 and December 31, 2022

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

NestEase, LLC
Table of Contents











Alice CPA

Independent Accountant's Review Report

November 18, 2024
To: Board of Directors of NestEase, LLC
Attn: Rakesh Nair, CEO
Re: 2023-2022 Financial Statement Review– NestEase, LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of NestEase, LLC (the "Company"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of NestEase, LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
November 18, 2024

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

NestEase, LLC
BALANCE SHEETS
December 31, 2023 and 2022
(Unaudited)

	2023	2022
ASSETS		
Current Assets		
Cash and cash equivalents	$ -	$ -
Total Current Assets	-	-
Other Assets		
Property and equipment	3,932	5,898
Intangibles, net	9,089	12,527
Total Other Assets	13,021	18,425
Total Assets	$ 13,021	$ 18,425
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities		
Accounts payable	$ -	-
Total Current Liabilities	-	-
Total Liabilities	-	-
Member's Equity		
Member's capital	96,774	86,462
Accumulated deficit	(83,753)	(68,037)
Total Member's Equity	13,021	18,425
Total Liabilities and Member's Equity	$ 13,021	$ 18,425

The accompanying footnotes are an integral part of these financial statements.

NestEase, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Revenues	$ -	$ -
Operating Expenses		
Advertising and marketing	2,430	2,396
General and administrative	13,286	10,213
Total Operating Expenses	15,716	12,609
Net Loss	$ (15,716)	$ (12,609)

The accompanying footnotes are an integral part of these financial statements.

NestEase, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	Member's capital		Accumulated deficit		Total Member's Equity	
Balance as of December 31, 2021	$	77,503	$	(55,428)	$	22,075
Member contributions		8,959		-		8,959
Net income (loss)		-		(12,609)		(12,609)
Balance as of December 31, 2022		86,462		(68,037)		18,425
Member contributions		10,312		-		10,312
Net income (loss)		-		(15,716)		(15,716)
Balance as of December 31, 2023	$	96,774	$	(83,753)	$	13,021

The accompanying footnotes are an integral part of these financial statements.

NestEase, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Cash Flows from Operating Activities		
Net Loss	$ (15,716)	$ (12,609)
Adjustments to reconcile net loss		
to net cash provided by operations:		
Depreciation and amortization	5,404	5,106
Changes in operating assets and liabilities:		
Accounts payable	-	-
Net cash used in operating activities	(10,312)	(7,503)
Cash Flows from Investing Activities		
Software development expenditures	-	(1,456)
Net cash used in investing activities	-	(1,456)
Cash Flows from Financing Activities		
Proceeds from member contributions	10,312	8,959
Net cash provided by financing activities	10,312	8,959
Net change in cash and cash equivalents	(0)	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$ (0)	$ -
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

NESTEASE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

NestEase, LLC (Company) was formed in the State of Virginia on July 8, 2020. The Company has created an application for On-Demand and instant home services with local experts .

Since inception, the Company has relied on the contributions from owners to fund its operations. As of December 31, 2023, the Company has an accumulated deficit and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with new investments, funding from a RegCF campaign and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Receivables and Credit Policy

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of December 31, 2023 and 2022 the allowance for doubtful accounts was $0. Balances that are still outstanding after management

NESTEASE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets .

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2023 and 2022.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The Company's contracts consist of advertising agreements. The Company's contracts relate to the delivery of specifically identifiable products and have a single performance obligation. Revenues do not include sales or other taxes collected from customers. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied.

As of December 31, 2023 and 2022 the Company was pre-revenue and has not received any consideration for any future sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company is a single member LLC under federal income tax regulations, whereby no income taxes are levied on the Company, rather such taxes are levied on the individual member. Therefore, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

NESTEASE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INTANGIBLES

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development, the Company will capitalize the costs to develop the platform. Research is the planned efforts of a company to discover new information that will help create a new product or service are expensed. Maintenance of the platform will be expensed. Capitalized software is amortized over its estimated useful life on a straight-line basis. The Company amortizes software development costs over a five-year useful life.

As of December 31, 2023 and 2022, intangible assets consisted of the following:

	2023	2022
Software	$ 17,188	$ 17,188
Less: Accumulated amortization	(8,099)	(4,661)
	$ 9,089	$ 12,527

Amortization expense charged to operations for the years ended December 31, 2023 and 2022 totaled $3,438 and $3,146 respectively.

Estimated future amortization of intangible assets is as follows for the years ended December 31,:

2024	$ 3,438
2025	3,438
2026	1,922
2027	291
2028 and thereafter	-
	$ 9,089

NOTE 4 – EQUITY

The Company is a single member LLC wholly owned by the Founder.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023.

NESTEASE LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022
(UNAUDITED)

NOTE 6 – SUBSEQUENT EVENTS

Crowdfunding Offering

The Company intends on offering (the "Crowdfunded Offering") to the public Simple Agreements for Future Equity (SAFEs). The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through November 18, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.